FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Director of Finance and Investor Relations

São Paulo, May 8, 2006- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the first quarter of 2006 (1Q06). The Company’s operating and financial information are shown in thousands of Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law. All comparisons made in this release are based on the same period in 2005 (1Q05), except where stated otherwise.

Sadia has faced an unfavorable environment in this first quarter of 2006, mainly due to the impact of avian flu in Europe and Asia, which reduced the world poultry consumption and led to a high level of inventory, pressuring prices, which were, until then, at historical high levels. The Russian ban on Brazilian pork imports, the main destination of this segment, also pressured prices. Despite this, Sadia managed to maintain practically the same sales volumes of 1Q05, by the increase in domestic sales of processed foods and of beef in the domestic and external markets. In the domestic market, average sales prices had a 4% decrease. In the external market, in dollar terms, average prices did not present great variations, but the 17.3% devaluation of the dollar in the 1Q06, against the 1Q05 led to a 19.7% decrease in the external market revenues. In order to improve its preventive measures, Sadia undertook rigorous efforts to adapt the breeding farms and adopted strict operating measures, aiming to minimize the risk of contamination of its commercial flock with wild birds. The recently approved National Plan for the Prevention of the Avian Flu and the Prevention and Control of the Newcastle Disease should be implemented with urgency in order to prevent these diseases from arriving in Brazil in the short term, as well as to eradicate them in the medium and long term. With this measure, the country will be able to petition for certain Brazilian states to be considered as autonomous regions. Despite that, it is expected that next quarter will still be a difficult period, but with good perspectives of improvement in the second semester of the year. For this first quarter, net income reached R$ 67.0 million, influenced by the financial results, due to the Company’s operating hedge policy, which compensated the exchange devaluation of the export revenues. The expected investments for the year are maintained. The Company believes that the ongoing crisis will not last long, and it is preparing itself for the good market opportunities in the near future, taking into account the country and Sadia’s excellent competitive advantages.” - Gilberto Tomazoni - CEO

Information on 5/05/06

Sadia Common Shares (SDIA3) = R$ 6.35/share
Sadia Preferred Shares (SDIA4) = R$ 6.13/share
Sadia ADR (SDA) = US$ 30.12
(1 ADR = 10 preferred shares)
Sadia Latibex (XSDI) = € 2.35

Market Capitalization - Bovespa
        R$ 4.2 billion
        US$ 2.0 billion

INVESTOR RELATIONS

Luiz Murat Jr.
CFO and Investor Relations Director
Tel: +55 11 2113-3465
Fax: +55 11 2113-1785

Christiane Assis
Tel: +55 11 2113-3552
Christiane.assis@sadia.com.br

Silvia H. M. Pinheiro
Tel: +55 11 2113-3197
silvia.pinheiro@sadia.com.br

Carlos Eduardo T. Araujo
Tel: +55 11 2113-3161
carlos.araujo@sadia.com.br
ri@sadia.com.br

www.sadia.com

Ligia Montagnani IR Consultant Tel: +55 11 3897-6405 Ligia.montagnani@firb.com

1

Main Financial Highlights – R$ thousand
	1Q05	1Q06	1Q06/ 1Q05
Gross Operating Revenue	1,902,579	1,751,362	-7.9%
Domestic Market	995,223	1,023,020	2.8%
Export Market	907,356	728,342	-19.7%
Net Operating Revenue	1,641,858	1,506,019	-8.3%
Gross Profit	421,058	334,327	-20.6%
Gross Margin	25.6%	22.2%
EBIT	110,928	20,787	-81.3%
EBIT Margin	6.8%	1.4%
Net Income	100,573	66,963	-33.4%
Net Margin	6.1%	4.4%
EBITDA	160,335	82,674	-48.4%
EBITDA Margin	9.8%	5.5%
Exports / Gross Revenue	47.7%	41.6%
Net Debt to Equity	29.8%	33.3%
Net Debt to EBITDA*	0.8	0.9
* LAST 12 MONTHS

2

GROSS OPERATING REVENUES – R$ MILLION

Consolidated sales volumes in the first quarter of the year were practically constant as compared to the same period of 2005. Total sales reached 428.1 thousand tons, an increase of 0.6% from the 425.6 thousand tons sold in the 1Q05. This performance reflects the Company’s commercial efforts in the domestic market in order to compensate for the adversities of poultry consumption in Europe and Asia, due to outbreaks of avian flu, and the temporary ban of pork exports to the Russian market, as a consequence of the foot and mouth disease.

The sanitary crisis, which resulted in variations in demand, and the strong depreciation of the dollar against the real of 17.3% for the quarter, prevented gross operating revenues from having a similar performance in the period.

There were no decreases in average prices in dollars, but the exchange rate devaluation led to a 7.9% decrease in gross revenues, which amounted to R$ 1.8 billion.There were 185.4 thousand tons of processed products sold, generating R$ 897.5 million, respectively, 2.6% and 0.8% superior to those for the 1Q05. This performance was mainly due to sales of processed products in the domestic market.
Total Sales	1Q05	1Q06	1Q06/ 1Q05
Tons	425,571	428,119	0.6%
Processed Products	180,678	185,379	2.6%
Poultry	216,545	211,129	-2.5%
Pork	27,260	21,930	-19.6%
Beef	1,088	9,681	789.8%

R$ thousand	1,902,579	1,751,362	-7.9%
Processed Products	890,126	897,505	0.8%
Poultry	782,570	618,557	-21.0%
Pork	147,870	85,227	-42.4%
Beef	8,724	55,490	536.1%
Others	73,289	94,583	29.1%

In the poultry segment, volumes reached 211.1 thousand tons, which represented a 2.5% decrease as compared to the same period of last year. Gross operating revenues had a 21% drop with the exchange rate devaluation and ended the quarter with R$ 618.6 million.

In the pork segment, the Company faced difficulties imposed by the Russian embargo, which also imposed losses in the domestic market as a consequence of the excess supply of the product. Sales volume decreased 19.6% to 21 thousand tons against 27.3 thousand tons in the 1Q05. In revenues, the segment presented R$ 85.2 million as compared to R$ 147.9 million for the same period of last year.

In 2005, Sadia decided to return to the beef segment because it believes that it represents a complementary business to the Company’s activities. Besides that, the segment was positively impacted by the avian flu crisis and by the foot and mouth disease outbreaks in the states of Mato Grosso do Sul and Parará. Sadia’s strategy in this segment is to concentrate sales towards the external market, for the domestic market the Company will focus its efforts on special beef cuts. Total volumes sold reached 9.7 thousand tons, which represented gross revenues of R$ 55.5 million for 1Q06.

3

GROSS OPERATING REVENUE - TOTAL

SALES BREAKDOWN
Tons	1Q05	1Q06	1Q06/ 1Q05
Domestic Market	197,116	210,774	6.9%
Processed Products	154,258	164,996	7.0%
Poultry	34,857	34,001	-2.5%
Pork	8,001	9,291	16.1%
Beef	0	2,486	-
Export Market	228,455	217,345	-4.9%
Processed Products	26,420	20,383	-22.9%
Poultry	181,688	177,128	-2.5%
Pork	19,259	12,639	-34.4%
Beef	1,088	7,195	561.3%
Total	425,571	428,119	0.6%

R$ thousand	1Q05	1Q06	1Q06/ 1Q05
Domestic Market	995,223	1,023,020	2.8%
Processed Products	780,741	811,422	3.9%
Poultry	111,057	88,039	-20.7%
Pork	34,029	33,651	-1.1%
Beef	0	17,151	-
Others	69,396	72,757	4.8%
Export Market	907,356	728,342	-19.7%
Processed Products	109,385	86,083	-21.3%
Poultry	671,513	530,518	-21.0%
Pork	113,841	51,576	-54.7%
Beef	8,724	38,339	339.5%
Others	3,893	21,826	460.6%
Total	1,902,579	1,751,362	-7.9%

4

Domestic Market
In the first quarter of the year, sales volumes in the domestic market reached 210.8 thousand tons, which represented a 6.9% increase as compared to the 1Q05. Gross operating revenues reached R$ 1.0 billion, an amount 2.8% superior to the same result from last year. As a result of excess supply of poultry and pork, the average price in the domestic market had a 4% decrease.
Processed products were the highlight of the quarter, thanks to Sadia’s strategy on focusing in higher value added products. Sales in this segment increased 7% in volumes and 3.9% in revenues, which added up to R$ 811.4 million. This performance is aligned with the Company’s strategic planning of adjusting its processed product portfolio to the consumer’s purchasing power, releasing new products in line with the domestic market demand and expanding the Company’s sales channels in order to increase sales.
Poultry segment sales achieved 34 thousand tons, a 2.5% decrease as compared to the 1Q05, and gross revenues had a 20.7% drop resulting from pressures in prices, as some export products were directed towards the domestic market.
With the embargo on pork exports to the Russian market, Sadia increased its commercial efforts in the domestic market and achieved a 16.1% increase in sales volumes, but gross revenues were stable, due to the excess supply in the market.

The beef segment presented sales volumes of 2.5 thousand tons and gross revenues of R$ 17.2 million.

GROSS OPERATING REVENUE – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

5

EXTERNAL MARKET
Highly influenced by the appreciation of the real against the dollar, operating revenues had a 19.7% decrease in the 1Q06 as compared to last year, and amounted to R$ 728.3 million.

In the poultry segment, volumes amounted to 177.1 thousand tons, 2.5% lesser than the volumes shipped in the 1Q05. Gross revenues, however, registered a 21% drop, reaching R$ 530.5 million, a result that reflects, in great part, the exchange rate effects.

The sales of processed products sold to the external market ended the quarter with R$ 86.1 million in revenues, 21.3% inferior to the 1Q05. Volumes reached 20.4 thousand tons, an amount 22.9% inferior as compared to the same period of 2005. The increase in volumes of baked and grilled products shipped to Europe were not enough to compensate for the decrease in volumes of lesser value added products sold to the Americas. As a result of this, average prices in dollars had a 19% increase, which corresponded to 1.9% increase in reais.

With the prohibition of shipments to Russia, the main destination of Brazilian pork exports, external sales had a 34.4% drop, amounting to 12.6 thousand tons. Gross revenues, with a 54.7% decrease as compared to the 1Q05, reached R$ 51.6 million. This situation, however, is expected to be reverted soon, taking into account that Russia has already started to import Brazilian pork meat from the state of Rio Grande do Sul, where Sadia has a production plant. The Company believes that it will be allowed to export, in the next weeks, from other Brazilian states that did not have foot and mouth disease outbreaks, as occurred in the states of Mato Grosso do Sul and Paraná. The Company is prepared to enlarge its exports, as soon as the embargo is lifted from the other states where it has production units.

The beef segment presented sales volumes of 7.2 thousand tons and gross revenues of R$ 38.3 million.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICES – R$/KG – EXTERNAL MARKET

6

As a company that is a benchmark in the management of its breeder stock, Sadia adopted new preventive measures and has undergone a detailed readaptation of its farms, in order to minimize the risk of contamination of its commercial flock with wild birds. The goal is to strengthen the sanitary barriers in case of an eventual outbreak of avian flu in Brazil.

Facing this risk, the approval by the federal government of the National Plan for the Prevention of the Avian Flu and the Prevention and Control of the Newcastle Disease, in the first half of April, will help Brazil not to be penalized in cases of local outbreaks of avian flu. This measure will allow the country to petition for certain Brazilian states to be considered as autonomous regions, avoiding, thus, a generalized ban on exports.

It is important to mention that Sadia is already in full compliance with the National Plan for the Prevention of the Avian Flu and the Prevention and Control of the Newcastle Disease. Sadia is maintaining exports to several markets, which attests the trust in the quality of the Company’s products.

EXPORTS BY REGION

OPERATING RESULT
Net revenues in the 1Q06 amounted to R$ 1.5 billion, 8.3% inferior to the 1Q05. This performance reflects the extraordinary situation caused by sanitary problems and the excess supply of meat. Exports had its average dollar prices preserved, but the devaluation of the dollar of 17.3% in the quarter led to a negative impact in revenues.

Domestic market revenues obtained a superior performance than in 2005, mainly due to the 7% increase of volumes of processed products sold.

Costs per ton sold were reduced in 4.5% as compared to the 1Q05, mainly due to the decrease in grain prices. However, the difficulty in maintaining revenues in high levels did not allow the fixed costs to be diluted, which led to a retraction of 3.4 percentage points in the gross margin, from 25.6% in the 1Q05 to 22.2% in the 1Q06.
GROSS MARGIN

7

Operating expenses – Sales expenses, general, administrative and others – over net revenues ratio reached 20.8% in 2006, a higher percentage than the 18.8% from 2005.

Sales expenses were at the same levels of the first quarter of 2005. However, the 8.3% decrease in net revenues hurt the sales expense margin, which reached 19.2% against 17.5% in the 1Q05.

General and administrative expenses over net revenues were stable at 1%. Earnings before interest and taxes (EBIT) of R$ 20.8 million presented a loss of 5.4 percentage points in its margin that reached 1.4%, pressured by the decrease in net revenues.

EBITDA (Earnings before interest, taxes, depreciation and amortization) registered R$ 82.7 million. EBITDA margin reached 5.5% against 9.8% from last year.

EBITDA CALCULATION
EBITDA = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	1T05	1T06
EBIT	110,928	20,787
(+)DEPRECIATION/AMORTIZATION	44,089	57,778
(+)EMPLOYEE PROFIT SHARING	5,318	4,109
EBITDA	160,335	82,674
EBITDA MARGIN	9.80%	5.50%

FINANCIAL RESULTS
Sadia’s net financial results amounted to R$ 104 million in the 1Q06, against a R$ 8.2 million net expense registered in the 1Q05. The financial results continue to be influenced by the Company’s operational hedges, which are in conformity with the Company’s Financial Policy.

Sadia continued its conservative financial strategy, preferring low volatility investments with maturities compatible with its financial obligations. The Company also maintained its funding through export finance, receivables and rural credit with favorable interest rates, which contributed to maintain the average maturity of its debt in 6.8 years and to decrease its interest obligations.

At the end of the 1Q06, Sadia’s net debt amounted to R$ 745.6 million, a 33.1% increase as compared to the same period in 2005. However, net debt over equity ratio did not increase in the same proportion, as it finished the quarter with 33.3% ratio against 29.8% on March 2005.

8

FINANCIAL INDEBTEDNESS – R$ MILLION
Debt	1Q05%		1Q06%		Var.%
Short Term	1,809.6	62%	1,124.3	37%	-37.9%
Local Currency	910.8	50%	398.2	35%	-56.3%
Foreign Currency	898.8	50%	726.1	65%	-19.2%
Long Term	1,113.3	38%	1,928.0	63%	73.2%
Local Currency	395	35%	419.4	22%	6.2%
Foreign Currency	718.3	65%	1,508.6	78%	110.0%
Total	2,922.9	100%	3,052.3	100%	4.4%
Financial Investments	2,362.6	100%	2,306.7	100%	-2.4%
Local Currency	902.9	38%	665.9	29%	-26.3%
Foreign Currency	1,459.7	62%	1,640.8	71%	12.4%
Net Financial Indebtedness	560.3	100%	745.6	100%	33.1%
Local Currency	402.9	72%	151.7	20%	-62.3%
Foreign Currency	157.4	28%	593.9	80%	277.3%
Net Debt to Equity	29.8%		33.3%
Net Debt to EBITDA*	0.8		0.9

NET DEBT TO EQUITY	NET DEBT TO EBITDA*

EQUITY PICK UP
The R$ 49.6 million negative result in equity pick up for the 1Q06 was due to the recognition of losses in the exchange rate variation of 17.3% in the participation of the Company’s offshore subsidiaries.

9

NET INCOME
Sadia’s net income reached R$ 67.0 million for the 1Q06, a 33.4% drop against the result for the same period of 2005. This performance is below Management’s expectation.

INVESTMENTS
An amount of R$ 216.0 million was invested in the 1Q06, according to the established growth plan. Sadia kept its investment schedule in new plants and in the modernization of the existing ones, believing that the sanitary crisis is momentary and will not change the local and international demand in the future.

Of the total amount invested, R$ 43.2 million (20%) was directed towards the processed products segment, R$ 100.1 million (46.4%) towards poultry, R$ 45 million (20.9%) towards pork and the remaining R$ 26.7 million (12.4%) mainly towards information technology.
CAPITAL EXPEDITURES R$ million

OUTLOOCK
Sadia is confident with medium and long term perspectives. There are great commercial challenges in the short term, a image of the adjustments in demand, pressure to maintain prices and a still unfavorable exchange rate situation. However, the Company expects that markets will begin to pick up from the second semester on, considering that, traditionally, European and Asian markets recover quickly, as soon as sanitary problems are solved.
Recently, China has certified Sadia plants, which will allow the Company to export chicken to this market, an agreement that is highly positive for the Company.
For the second quarter of the year, the Company believes that the exchange rate should still interfere in the results of exports. In the domestic market, average prices of processed products – leading segment in the domestic sales – should surpass the average price observed in the same period of 2005, due to the perspectives of increases in disposable income after the minimum wage is risen, even though it is still a tough period for the market.
Sadia is a company that is always looking towards the future. The difficulties and adversities that have arisen at this moment are being faced with the same firmness and creativity that brought innovative solutions, improved the Company’s profitability and have permitted constant growth. In this moment of difficulties, these efforts are being directed towards the reduction of the current negative impacts while preserving our ability to react to the favorable scenario that will emerge in the close future.
Therefore, the Company maintained its investment projects in new facilities and in the operational enhancement of its existing units, convinced that its competitive advantages and those of the country will produce even better results for the shareholders.

10

CAPITAL MARKETS
Sadia’s preferred share [Sdia4] prices had an increase of 31.5% in the last 12 months (March 31, 2005 to March 31, 2006), an inferior performance compared to the 42.6% increase of the Ibovespa for the same period.

Sadia’s preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA). The Ibovespa portfolio lists 57 shares, and the relative weight of the Sadia shares is currently 1.19%.

The average daily traded volume grew 32.8% as compared to 1Q05, from R$ 15.0 million to R$ 20.0 million. These volumes confirm Sadia as the leading traded stock in the Brazilian food sector, with a 58% participation.

FINANCIAL VOLUME – FOOD SECTOR - BOVESPA – JANUARY TO MARCH 2006

11

Sadia’s preferred shares kept its distribution amongst the several investor categories of Bovespa. The main highlight worth mentioning is the rise in foreign investor participation, which helped to increase the stock liquidity.

BREAKDOWN BY INVESTOR – BOVESPA (MARCH OF 2006)

New York Stock Exchange

In the last 12 months, Sadia’s level II ADRs [SDA], presented a 65.4% increase. The daily average financial volume of Sadia’s ADRs in NYSE, during the 1Q06, was US$ 1,620.3 thousand, against US$ 688.5 thousand in the 1Q05. The volume of shares traded in the period represented 14.5% of the total volume negotiated of Sadia’s preferred shares.

12

Latibex

Sadia preferred shares are listed since November 15, 2004 in Latibex [XSDI], a market that trades shares from Latin American companies in the Madrid Stock Exchange. During the 1Q06, the daily average traded volume was € 344.5 thousand, a 1,355% increase as compared to the volume registered in the 1Q05 that was € 23.7 thousand. In the last 12 months, share prices had a 78% increase.

MARKET DATA - BOVESPA	1Q05	1Q06%
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000	0.0%
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	425,696	423,496	-0.5%
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	682,696	680,496	-0.3%
Closing Price - R$/share SDIA3 (¹)	4.40	6.05	37.5%
Closing Price - R$/share SDIA4 (¹)	4.41	5.80	31.5%
Mkt. Capitalization - R$ millions (¹)	3,010.7	3,946.9	31.1%
Volume of Shares Traded - thousand	177,868	191,310	7.6%
Daily Average Volume of Shares Traded - thousand	706	759
Financial Volume Traded - R$ million	902.3	1,238.4	37.2%
Daily Average Financial Volume Traded - R$ million	15.0	20.0
* 2,504 thousand preferred shares in treasury
MARKET DATA - NYSE	1Q05	1Q06%
Total Outstanting ADR´s - thousands	1,601,236	3,196,091	99.6%
Participations in Trading Sessions	100%	100%	-
Closing Prices - US$/ADR (¹) (²)	16.39	27.11	65.4%
Mkt. Capitalization - US$ millions(¹)	35,131.1	86,646.0	146.6%
Volume of Shares Traded	1,915,100	3,390,600	77.0%
Daily Average Volume of Shares Traded	31,395	54,687
Financial Volume Traded - US$ thousand	42,001	100,460	139.2%
Daily Average Financial Volume Traded - US$ thousand	688.5	1,620.3
(¹) At the end of the period (²) The ratio of 30 preferred shares per ADR was changed to 10 preferred shares per ADR on 1/24/2005 Souces: Sadia, Bovespa and NYSE

13

HIGHLIGHTS

Top of Mind in the state of Santa Catarina.
Sadia was the most remembered company in the chicken segment in the western region of the state, and the top of mind in the segment of large enterprises in the state.

The 10 Largest Exporters from the Federal District. FIBRA (Federal District Industry Federation), honors the 10 largest exporters in 2005 from the Federal District.

The 2006 Citizenship Company Certification.
A certification granted by the Chamber of Store Managers and the Municipal Chamber of the city of Uberlândia. Sadia was the winner in the education category with its project “Sadia Generation for the Future”.

Most Valuable Brand by Brand Finance. Elected as the most valuable brand among the public held food companies in Brazil. Sadia’s brand is worth R$ 1.72 billion, according to Brand Finance.

MAY 9 EVENTS (TUESDAY)

Local: Analyst and Investment Professionals meeting
Time: 11:00
Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

International: Conference Call
Time: 15:00 (Brasília Time)
Telephone numbers for connection:
Brazil: +55 11 4613-0502
USA: (1 800) 860-2442
Other Countries: (1 412) 858-4600
Password: 902

The audio from the meeting and from the conference call will be broadcasted live through the Internet, with the slide presentation posted in website, www.sadia.com.br

The statements contained in this release relating to the outlook for the Company’s business. Projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on general economic performance of Brazil, on the industry and on international markets – being therefore subject to change.

14

ANNEX I
INCOME STATEMENT - CONSOLIDATED
	(R$ thousand)
	1Q05		1Q06		1Q06/ 1Q05
	R$ '000%		R$ '000%		%
Gross Operating Revenue	1,902,579	-155.8%	1,751,362	-149.5%	-7.9%
Domestic Market	995,223	-81.5%	1,023,020	-87.3%	2.8%
Export Market	907,356	-74.3%	728,342	-62.2%	-19.7%
(-) Sales Tax and Services Rendered	(260,721)	21.4%	(245,343)	20.9%	-5.9%
Net Operating Revenue	1,641,858	-134.5%	1,506,019	-128.5%	-8.3%
Cost of Goods Sold and Services Rendered	(1,220,800)	100.0%	(1,171,692)	100.0%	-4.0%
Gross Profit	421,058	-34.5%	334,327	-28.5%	-20.6%
Selling Expenses	(287,100)	23.5%	(289,231)	24.7%	0.7%
Management Compensation	(3,182)	0.3%	(3,179)	0.3%	-0.1%
Administrative Expenses	(13,371)	1.1%	(12,666)	1.1%	-5.3%
Employees Profit Sharing	(5,318)	0.4%	(4,109)	0.4%	-22.7%
Others Operating Results	(1,159)	0.1%	(4,355)	0.4%	275.8%
Earnings Before Interest and Taxes	110,928	-9.1%	20,787	-1.8%	-81.3%
Financial Result, Net	(8,153)	0.7%	103,982	-8.9%	1375.4%
Gain (loss) from investments in subsidiaries	4,072	-0.3%	(49,624)	4.2%	-1318.7%
Operating Profit	106,847	-8.8%	75,145	-6.4%	-29.7%
Nonoperating Income (expense)	4,177	-0.3%	(887)	0.1%	-121.2%
Income Before Taxes	111,024	-9.1%	74,258	-6.3%	-33.1%
Income Tax and Social Contribution	(11,239)	0.9%	(7,606)	0.6%	32.3%
Net Income before Minority Interest	99,785	-8.2%	66,652	-5.7%	-33.2%
Minority Interest	(788)	0.1%	(311)	0.0%	60.5%
Net Income	100,573	-8.2%	66,963	-5.7%	-33.4%
EBITDA	160,335	-13.1%	82,674	-7.1%	-48.4%

15

ANNEX I I
BALANCE SHEET - CONSOLIDATED
	R$ Thousand
	March 2005	March 2006
ASSETS
Current Assets	3,914,682	4,004,554
Cash and Cash Equivalents	168,623	99,411
Trade Accounts Receivable	396,251	302,107
Recoverable Taxes	193,539	122,353
Inventories	1,227,292	1,205,954
Marketable Securities	1,829,388	2,139,624
Other Credits	99,589	135,105
Long Term Assets	632,923	409,739
Marketable Securities	364,578	67,635
Other Credits	268,345	342,104
Permanent	1,350,287	1,885,396
Investments	82,559	70,682
Property, Plant and Equipment	1,218,315	1,706,879
Deferred Charges	49,413	107,835
Total Assets	5,897,892	6,299,689
LIABILITIES
Current Liabilities	2,727,667	1,909,758
Loans and Financing	1,809,570	1,124,259
Suppliers	643,526	432,815
Advances from Customers	1,924	4,352
Salaries and Social ChargesPayable	95,690	103,424
Taxes Payable	26,453	35,252
Dividends	607	43,416
Operating Liabilities	149,897	166,240
Long Term Liabilities	1,292,445	2,147,986
Loans and Financing	1,113,296	1,927,993
Operating Liabilities	179,149	219,993
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	(641)	1,333
Shareholder's Equity	1,878,421	2,240,612
Paid - Up Capital	1,000,000	1,500,000
Income Reserve	878,421	740,612
Total Liabilities and Equity	5,897,892	6,299,689

16

ANNEX I I I
CASH FLOW STATEMENT
	MARCH 2005	MARCH 2006
Net result from the period	100,573	66,963
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	787	(483)
Provisioned interest net of paid	(52,137)	(81,546)
Depreciation, amortization and exhaustion	44,089	50,951
Goodwill amortization from acquistion	0	6,827
Result of interest in companies	(4,804)	49,296
Deferred taxes	10,189	2,367
Contingencies	6,696	2,991
Result of sale or write-off of property, plan & equip.	263	1,383
Variations in operating assets and liabilities:
Customer accounts receivable	(46,646)	207,510
Inventories	(162,745)	(213,465)
Taxes recoverable and others	(64,187)	(36,581)
Judicial deposits	(581)	527
Suppliers	155,872	(62,943)
Taxes and contribns. To withhol, wages to pay, others	(50,038)	(59,451)
Net cash generated from operating activities	(62,669)	(65,654)
Investiments activities:
Proceeds from sale of property, plant & equip.	400	226
Acquisition of prop., plan & equip. / deferred assets	(124,342)	(216,001)
Paid portion in subsidiary, net of cash	(26,807)	(485)
Financial investments	(447,259)	(1,357,476)
Financial investment redemptions	700,333	1,464,289
Net cash generated from investment activities	102,325	(109,447)
Financeing activities:
Loans and financing	469,472	708,609
Payment of financing	(413,915)	(503,109)
Dividends paid	(82,190)	(127,294)
Net cash generated from financing activities	(26,633)	78,206
Cash at beginning of fiscal year	155,600	196,306
Cash at end of fiscal year	168,623	99,411
Net addition (deduction) in cash	13,023	(96,895)

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